For the period ended (b) October 31, 2000
File number (c) 811-09101



                        SUB-ITEM 77J

            Reclassification of Capital Accounts



Prudential Tax-Managed Equity Fund, Inc. accounts for and reports distributions to shareholders in accordance with American Institute of Certified
Public Accountants Statement of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies.
The effect of applying this statement was to decrease undistributed net investment loss and decrease paid-in-capital by $2,324,982, due to the Fund experiencing net operating losses and certain organizational expenses not deductible for tax purposes during the fiscal year ended October 31, 2000. Net investment income, net realized gains and net assets were not affected by the change.